Exhibit 99.1

FEMTO TECHNOLOGIES INC.

(FORMERLY BYND CANNASOFT ENTERPRISES INC.)

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR NINE MONTHS ENDED SEPTEMBER 30, 2024

(EXPRESSED IN CANADIAN DOLLARS)

(UNAUDITED)

NOTICE TO READER

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the condensed consolidated interim financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed consolidated interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditors have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of these condensed consolidated interim financial statements. Readers are cautioned that these statements may not be appropriate for their intended purposes.

November 13, 2024

FEMTO TECHNOLOGIES INC.

Consolidated Interim Statements of the Financial Position

(Expressed in Canadian dollars)

(Unaudited)

As at	Notes	September 30, 2024	December 31, 2023

Assets
Cash		$5,863,843	$3,113,934
Accounts receivables	5	194,815	189,434
Prepaid expenses		71,914	25,372
Total Current Assets		6,130,572	3,328,740

Intangible assets	6	27,861,936	33,463,103
Property and equipment	7	5,124	9,525
Total Assets		$33,997,632	$36,801,368

Liabilities and Shareholders’ Equity
Liabilities
Trade payables and accrued liabilities	8	$352,672	$258,515
Related Parties	9	247,625	450,048
Deferred revenue	14	22,810	131,794
Long term loan – current portion	10	49,886	46,680
Total Current Liabilities		672,993	887,037

Long term loan	10	-	38,427
Derivative warrants liabilities	11	30,295,919	958,146
Liabilities for employee benefits	12	98,868	91,533
Total Liabilities		$31,067,780	$1,975,143

Shareholders’ equity
Share capital	13	$63,478,612	$59,367,042
Shares to be issued		-	53,567
Share-based payment reserve		69,348	711,267
Translation differences reserve		(3,575)	(7,246)
Capital reserve for re-measurement of defined benefit plan	12	14,129	13,764
Accumulated Deficit		(60,628,662)	(25,312,169)
Total Shareholders’ equity		$2,929,852	$34,826,225
Total Liabilities and Shareholders’ Equity		$33,997,632	$36,801,368

Nature of operations and going concern (Note 1)

These condensed consolidated interim financial statements were approved for issue by the Board of Directors on November 12, 2024 and signed on its behalf by:

“Yftah Ben Yaackov”	“Gabi Kabazo”
Director	Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

FEMTO TECHNOLOGIES INC.

Consolidated Interim Statements of Income (Loss) and Comprehensive Income (Loss)

(Expressed in Canadian dollars)

(Unaudited)

	Notes		2024		2023		2024		2023
			Three months ended September 30				Nine months ended September 30
For the		Notes	2024		2023		2024		2023
Revenue		14		$101,619		$202,058		$816,533		$873,740
Cost of revenue		7,15		(193,396)		(129,973)		(731,052)		(418,473)
Gross profit (loss)				(91,777)		72,085		85,481		455,267

Consulting and marketing				330,671		122		453,255		1,791
Research and development				581,727		-		1,612,881		-
Depreciation and amortization		7		648		3,086		3,522		9,220
Share-based compensation				115,959		77,148		3,732,833		95,464
General and admin expenses				391,826		369,697		1,418,497		940,445
Professional fees				318,239		1,037,833		1,355,091		2,514,024

				1,739,070		1,487,886		8,576,079		3,560,944
Loss before other income (expense)				$(1,830,847)		$(1,415,801)		$(8,490,598)		$(3,105,677)
Other income (expense)
Change in fair value of derivative warrants liabilities		11		2,113,160		-		(21,887,227)		-
Impairments				(5,601,167)		-		(5,601,167)		-
Foreign exchange gain (loss)				(94,285)		31,454		(32,366)		(124,560)
Finance income (expenses), net				(5,631)		(3,154)		78,166		(15,415)

				(3,587,923)		28,300		(27,442,594)		(139,975)
Loss before tax				$(5,418,770)		$(1,387,501)		$(35,933,192)		$(3,245,652)
Tax recovery (expense)				300		(52,284)		(25,220)		(81,890)
Loss for the period				$(5,418,470)		$(1,439,785)		$(35,958,412)		$(3,327,542)
Other comprehensive income (loss)
Items that may be reclassified to profit or loss
Remeasurement of a defined benefit plan, net				121		885		365		2,741
Exchange differences on translation of foreign operations				$1,532		$(5,668)		$3,671		$(42,760)
Other comprehensive income (loss) for the period				$1,653		$(4,783)		$4,036		$(40,019)
Total comprehensive loss				$(5,416,817)		$(1,444,568)		$(35,954,376)		$(3,367,561)
Loss per share – basic and diluted*				$(8.31)		$(118.37)		$(88.58)		$(280.17)
Weighted average shares outstanding – basic and diluted				651,841		12,163		405,891		11,877

*	Adjusted to reflect one (1) for one hundred ninety (190) reverse stock split in March 2024 and a one (1) for seventeen (17) reverse stock split in August 2024 (see Note 1)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

FEMTO TECHNOLOGIES INC.

Consolidated Interim Statements of Changes in Shareholders’ Equity

(Expressed in Canadian dollars)

(Unaudited)

	Number of shares*	Share capital	Shares to be issued	Share purchase warrants reserve	Translation differences reserve	Share-based payment reserve	Capital reserve for re-measurement of defined benefit plan	Retained earnings (Deficiency)	Total
		$	$	$	$	$	$	$	$
Balance at January 1, 2023	11,729	54,806,522	41,875	639,879	15,746	570,446	13,279	(6,817,048)	49,270,699
Shares issued, net	537	3,018,565	-	-	-	-	-	-	3,018,565
Loss for the period	-	-	-			-	-	(3,327,542)	(3,327,542)
Shares issued for services	8	125,621	(41,875)	-	-	-	-	-	83,746
Share-based payments	-	-	-	-	-	95,464	-	-	95,464
Shares to be issued for services	-	-	30,799	-	-	-	-	-	30,799
Other comprehensive loss for the period	-	-	-	-	(42,760)	-	2,741	-	(40,019)
Balance at September 30, 2023	12,274	57,950,708	30,799	639,879	(27,014)	665,910	16,020	(10,144,590)	49,131,712

Balance at January 1, 2024	13,174	59,367,042	53,567	-	(7,246)	711,267	13,764	(25,312,169)	34,826,225
Cancellation of stock options	-	-	-	-	-	(641,919)	-	641,919	-
Loss for the period	-	-	-	-	-	-	-	(35,958,412)	(35,958,412)
Shares issued for services	151,186	3,149,160	(53,567)	-	-	-	-	-	3,095,593
Shares, pre-funded warrants and warrants issued for cash, net	464,538	7,831,226						-	7,831,226
Allocation to derivative warrants liabilities	-	(7,450,546)	-	-	-	-	-	-	(7,450,546)
Shares issued pursuant to a Settlement Agreement	26,471	546,122	-	-	-	-	-	-	546,122
Enhanced voting preference shares issued	4,412	35,608							35,608
Other comprehensive loss for the period	-	-	-	-	3,671	-	365	-	4,036
Balance at September 30, 2024	659,781	63,478,612	-	-	(3,575)	69,348	14,129	(60,628,662)	2,929,852

*	Adjusted to reflect one (1) for one hundred ninety (190) reverse stock split in March 2024 and a one (1) for seventeen (17) reverse stock split in August 2024 (see Note 1)

The accompanying notes are an integral part of these condensed consolidated financial statements.

FEMTO TECHNOLOGIES INC.

Consolidated Interim Statements of Cash Flows

For the nine months ended September 30, 2024 and 2023

(Expressed in Canadian dollars)

(Unaudited)

As at	September 30, 2024	September 30, 2023
Operating activities:
Loss for the period	$(35,958,412)	$(3,327,542)
Items not involving cash:
Finance expense	3,950	2,658
Impairments	5,601,167	-
Share-based compensation	-	95,464
Depreciation	4,414	10,315
Change in benefits to employees	7,700	(1,872)
Change in fair value of derivative warrants liabilities	21,887,227	-
Shares issued for services	3,095,593	114,545
Shares issued pursuant to a settlement agreement	546,122	-
Unrealized foreign exchange loss (gain)	(37,539)	192,472

Changes in non-cash working capital items:
Accounts receivables	(5,381)	90,494
Trade payables and accrued liabilities	94,157	38,410
Deferred revenue	(108,984)	(201,210)
Prepaid expenses	(46,542)	252,334
Related parties	(202,423)	-
Net cash used in operating activities	(5,118,951)	(2,733,932)

Investing activities:
Purchase of property and equipment	-	(2,311)
Investment in intangible assets	-	(425,875)
Net cash used in investing activities	-	(428,186)
Financing activities:
Proceeds from public offering, net	7,831,226	3,018,565
Proceeds from issuance of enhanced voting preference shares	35,608	-
Repayment of from long term loan	(35,245)	(34,199)
Net cash provided by financing activities	7,831,589	2,984,366

Net Increase (Decrease) in cash	$2,712,638	$(177,752)
Effect of foreign exchange rate changes	37,271	(31,656)
Cash at beginning of period	3,113,934	2,392,871
Cash at end of period	$5,863,843	$2,183,463
Supplemental disclosure of cash flow information
Cash paid during the year for interest	$3,950	$6,307

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

FEMTO TECHNOLOGIES INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended September 30, 2024

(Expressed in Canadian dollars)

(Unaudited)

NOTE 1 – NATURE OF OPERATIONS AND GOING CONCERN

Femto Technologies Inc. (formerly known as BYND Cannasoft Enterprises Inc.) (the “Company” or “Femto”) is a Canadian company which was amalgamated under the Business Corporations Act (British Columbia) on March 29, 2021. The Company’s registered address is 2264 East 11th Avenue, Vancouver, Canada.

The Company currently operates only in Israel and through its subsidiaries (i) develops, markets and sells a proprietary client relationship management software known as “Benefit CRM” and its new Cannabis CRM platform, and (ii) is developing the Sensera device (formerly the EZ-G device), a unique, patent pending device that, combined with proprietary software (provisional application), regulates the flow of low-concentration CBD oils into the soft tissues of the female sexual organs, and (iii) manages the construction, licensing and operation of a cannabis farm and indoor cannabis growing facility.

On March 29, 2021, the Company completed the business combination transactions with BYND – Beyond Solutions Ltd. (“BYND”). As a result of the business combination transactions, BYND became a wholly owned subsidiary of the Company. This transaction is accounted for as a reverse asset acquisition of the Company by BYND (“RTO”).

On March 29, 2021, BYND completed the share exchange agreement with B.Y.B.Y. As a result of the share exchange agreement, BYND holds 74% ownership interest in B.Y.B.Y. One of the former shareholders holds the remaining 26% ownership interest in B.Y.B.Y. in trust for BYND, for the purpose to comply with Israeli Cannabis Laws regarding the ownership of medical cannabis license rights This transaction was accounted for as asset acquisition according to IFRS 2 Share-based Payment.

On September 22, 2022, the Company and the former shareholder of Zigi Carmel Initiatives and Investments Ltd. (“ZC”) entered into a share exchange agreement, whereby the Company would acquire 100% ownership interest in ZC from the former shareholder in exchange for 7,920,000 subordinate voting shares (2,452 subordinate voting shares post reverse splits) of the Company. The share exchange agreement was executed and fully completed on September 22, 2022.

As of March 14, 2024, the Company’s subordinate voting shares no longer were listed on the Canadian Securities Exchange following a voluntary delisting.

On July 22, 2024, the Company’s name has been changed to Femto Technologies Inc.

Reverse stock splits

On March 15, 2024, the Company announced a one (1) for one hundred ninety (190) reverse stock split of its outstanding subordinate voting shares that became effective on March 22, 2024.

On August 16, 2024, the Company announced a one (1) for seventeen (17) reverse stock split of its outstanding subordinate voting shares that became effective on August 26, 2024.

All shares, stock options, share purchase warrants, RSU’s and per share information in these consolidated financial statements have been restated to reflect the reverse stock splits on a retroactive basis.

FEMTO TECHNOLOGIES INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended September 30, 2024

(Expressed in Canadian dollars)

(Unaudited)

NOTE 1 – NATURE OF OPERATIONS AND GOING CONCERN (continued)

War in Israel

On October 7, 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Following the attack, Israel’s government declared war against Hamas.

Other terrorist organizations such as the Hezbollah in Lebanon on Israel’s northern border have launched rocket attacks on Israel in support of Hamas. The military campaign against Hamas and other terrorist organizations is ongoing and could escalate in the future into a larger regional conflict. There is no certainty as to the duration, severity, results or implications of the war on the State of Israel generally or on the Company.

While many of Israeli civilians were draft to reserve duty, the company’s headquarter activity located in Israel remain unharmed. With regards to company’s source of income, during the first month of the war, a few credit card companies reported on a sharp decrease in transactions in Israel. Despite that, the company has not experienced any material impact on its revenues, mainly due the fact that most of the company’s revenue is generated from large institutions.

As of the date of these financial statements, the end of the war is unknown.

These condensed interim consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities in the normal course of business. These financial statements do not reflect the adjustments to the carrying values of assets and liabilities, the reported revenues and expenses, and the statement of financial position classifications used, that would be necessary if the Company were unable to realize its assets and settle its liabilities as a going concern in the normal course of operations. Such adjustments could be material.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND USE OF ESTIMATES AND JUDGMENTS

a. Basis of presentation and statement of compliance

These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Issues Committee (“IFRIC”) applicable to the preparation of interim financial statements, including International Accounting Standard (“IAS”) 34 Interim Financial Reporting.

The notes presented in these condensed consolidated interim financial statements include only significant events and transactions occurring since the Company’s last fiscal year end and they do not include all of the information required in the Company’s most recent annual consolidated financial statements. Except as noted below, these condensed consolidated interim financial statements follow the same accounting policies and methods of application as the Company’s annual financial statements and should be read in conjunction with the Company’s annual financial statements for the year ended December 31, 2023, which were prepared in accordance with IFRS as issued by IASB. There have been no significant changes in judgement or estimates from those disclosed in the consolidated financial statements for the year ended December 31, 2023.

FEMTO TECHNOLOGIES INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended September 30, 2024

(Expressed in Canadian dollars)

(Unaudited)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND USE OF ESTIMATES AND JUDGMENTS (continued)

b. Basis of Consolidation

The condensed consolidated interim financial statements incorporate the financial statements of the Company and of its wholly owned subsidiaries, BYND, Zigi Carmel and B.Y.B.Y.. B.Y.B.Y is owned directly through BYND and 24% of the shares of B.Y.B.Y. are held by a a related party in trust for the Company for the purpose to comply with Israeli Cannabis Laws regarding the ownership of medical cannabis license rights.

A subsidiary is an entity over which the Company has control, directly or indirectly, where control is defined as the power to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities. A subsidiary is consolidated from the date upon which control is acquired by the Company and all intercompany transactions and balances have been eliminated on consolidation.

c. Basis of Measurement

The condensed consolidated interim financial statements were prepared based on the historical costs, except for financial instruments classified as fair value through profit and loss (“FVTPL”) and assets or liabilities for employee benefits, which are stated at their fair value. In addition, these financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

d. Currency of Operation and Currency of Presentation

The condensed consolidated interim financial statements are presented in Canadian dollars. The functional currency of the Company is Canadian dollars, and the functional currency of its subsidiaries is the New Israeli Shekel (“NIS”). NIS represents the main economic environment in which the subsidiaries operate.

e. Significant estimates and assumptions

The preparation of these condensed consolidated interim financial statements in accordance with IFRS requires the Company to use judgment in applying its accounting policies and make estimates and assumptions about reported amounts at the date of the financial statements and in the future. The Company’s management reviews these estimates and underlying assumptions on an ongoing basis, based on experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are adjusted for prospectively in the period in which the estimates are revised.

Income taxes

Provisions for income taxes are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these income tax provisions at the end of each reporting period. However, it is possible that at some future date an additional liability could result from audits by tax authorities. Where the final outcome of these tax-related matters is different from the amounts that were initially recorded, such differences will affect the tax provisions in the period in which such determination is made. Deferred tax assets are recognized when it is determined that the company is likely to recognize their recovery from the generation of taxable income.

FEMTO TECHNOLOGIES INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended September 30, 2024

(Expressed in Canadian dollars)

(Unaudited)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND USE OF ESTIMATES AND JUDGMENTS (continued)

e.	Significant estimates and assumptions (continued)

Useful lives of property and equipment

Estimates of the useful lives of property and equipment are based on the period over which the assets are expected to be available for use. The estimated useful lives are reviewed annually and are updated if expectations differ from previous estimates due to physical wear and tear, technical or commercial obsolescence, and legal or other limits on the use of the relevant assets. In addition, the estimation of the useful lives of the relevant assets may be based on internal technical evaluation and experience with similar assets. It is possible, however, that future results of operations could be materially affected by changes in the estimates brought about by changes in the factors mentioned above. The amounts and timing of recorded expenses for any period would be affected by changes in these factors and circumstances. A reduction in the estimated useful lives of the equipment would increase the recorded expenses and decrease the non-current assets.

Other Significant Judgments

The preparation of financial statements in accordance with IFRS requires the Company to make judgments, apart from those involving estimates, in applying accounting policies. The most significant judgments in applying the Company’s financial statements include:

●	the assessment of the Company’s ability to continue as a going concern and whether there are events or conditions that may give rise to significant uncertainty;
●	the classification of financial instruments;
●	the assessment of revenue recognition using the five-step approach under IFRS 15 and the collectability of amounts receivable; and
●	the determination of the functional currency of the company.

NOTE 3 – RESTATEMENT OF PREVIOUSLY ISSUED FINANCIALS STATEMENT

As a result of the findings based on the Company’s ongoing reviews, the Company, in consultation with the Board of Directors, determined that the previously issued Consolidated Balance Sheet presented in the 20-F filed on April 27, 2023, for the year ended December 31, 2022 had a clerical error in relation to software development costs that should be part of intangible assets and not included in capital work in progress, and they would make the necessary accounting corrections and restate such financial statement.

This error correction resulted in a decrease to property and equipment of $987,006 at December 31, 2022 and an increase to intangible assets of $987,006 at December 31, 2022.

FEMTO TECHNOLOGIES INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended September 30, 2024

(Expressed in Canadian dollars)

(Unaudited)

NOTE 4 – ACQUISITIONS

Acquisition of Zigi Carmel

On September 22, 2022, the Company and the former shareholder of Zigi Carmel Initiatives and Investments Ltd. (“ZC”) entered into a share exchange agreement, whereby the Company would acquire 100% ownership interest in ZC from the former shareholder in exchange for 7,920,000 subordinate voting shares (2,452 subordinate voting shares post reverse splits) of BYND. The share exchange agreement was executed and fully completed on September 22, 2022.

The acquisition of ZC has been accounted for as asset acquisition according to IFRS 2 Share-based Payment as the acquired assets and liabilities do not constitute a business under IFRS 3 Business Combinations. The transaction price of the acquisition was measured according to the fair value of the subordinate voting shares given in consideration for the assets and liabilities assumed from the acquisition, with equity increased by the corresponding amount equal to the total fair value of the subordinate voting shares given. As a result, the acquisition was recorded with the consideration as detailed in the table below:

Consideration transferred:	$
Value allocated to shares issued 7,920,000 shares (2,452 shares post reverse splits) at $5.40 per share		42,768,000

Fair value of assets and liabilities acquired:
Investments		137,811
Intangible asset – patents pending		42,768,000
Shareholder loan		(137,811)
		42,768,000

The intangible asset acquired in the acquisition of ZC is attributed to 2 patents pending for a therapeutic device (the “Sensera” device) owned by ZC. The company has determined that the patents pending shall not be amortized until they are approved and then will be amortized over the course of their life.

NOTE 5 – ACCOUNTS RECEIVABLES

	September 30, 2024	December 31, 2023
Trade receivables	$109,401	$119,094
Income tax advances	32,856	52,003
Interest receivable	51,718	17,494
Due from shareholders	840	843
	$194,815	$189,434

FEMTO TECHNOLOGIES INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended September 30, 2024

(Expressed in Canadian dollars)

(Unaudited)

NOTE 6 – INTANGIBLE ASSETS

The Company’s intangible assets relate to the proprietary Cannabis CRM software the Company is Developing, Patent applications for the Sensera device (Note 4) as well as the primary growing license for medical cannabis in Israel. The Additions for the Software include cost of wages of the software developers for the time they spend on developing the Cannabis CRM software.

The additions for the Patents include the fair value attributed to the Patents upon the acquisition of ZC as well as transaction and other costs in the amount of $193,382.

The Company considered indicators of impairment at December 31, 2023 and at September 30, 2024. The Company recorded impairment loss during the year ended December 31, 2023 for the license, the software and the patent applications. The Company recorded impairment loss during the period ended September 30, 2024 for the patent applications. The impairment for the software and the license was done mainly because of recent medical cannabis legislation changes in Israel that have materially affected the value of these assets.

The impairment for the Patent applications was done because of updated forecasts for the revenue the Company anticipates generating from these patent applications.

Cost	Software*	License	Patent applications and technological know how	Total

Balance, January 1, 2023	$2,350,473	$850,000	$42,961,382	$46,161,855
Additions	366,325	-	-	366,325
Impairments	(2,525,459)	(850,000)	(9,498,279)	(12,873,738)
Translation differences	(110,101)	-	-	(110,101)

Balance, December 31, 2023	81,238	-	33,463,103	33,544,341
Additions	-	-	-	-
Impairments	-		-	(5,601,167)
Translation differences	-	-	(5,601,167)	-
Balance, September 30, 2024	$81,238	$-	27,861,936	$27,943,174

Accumulated depreciation

Balance, January 1, 2023	$-	$-	$-	$-
Depreciation	81,406	-	-	81,406
Translation differences	(168)	-	-	(168)
Balance, December 31, 2023	81,238	-	-	81,238
Depreciation	-	-	-	$-
Balance, September 30, 2024	$81,238	$-	$-	$81,238

Net book value
At December 31, 2023	$-	$-	$33,463,103	$33,463,103
At September 30, 2024	$-	$-	$27,861,936	$27,861,936

*	Reclassified software development costs from Capital Work in Progress (Note 7) to Intangible Assets – Software (See Note 3)

FEMTO TECHNOLOGIES INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended September 30, 2024

(Expressed in Canadian dollars)

(Unaudited)

NOTE 7 – PROPERTY AND EQUIPMENT

	Computers & Equipment	Vehicles	Furniture & Equipment	Capital Work In Progress*	Total

Cost
Balance, January 1, 2023	$29,019	$181,052	$33,310	$279,025	$522,406
Additions	6,664	-	1,039	704	8,407
Impairments	-	-	-	(268,743)	(268,743)
Translation differences	(1,519)	(9,419)	(1,735)	(10,986)	(23,659)
Balance, December 31, 2023	34,164	171,633	32,614	-	238,411
Additions	-	-	-	-	-
Disposals	-	-	-	-	-
Translation differences	(50)	(276)	(52)	-	(378)
Balance, September 30, 2024	$34,114	$171,357	$32,562	$-	$238,033

Accumulated depreciation
Balance as of January 1, 2023	$27,588	$169,535	$30,168	-	$227,291
Depreciation	2,172	9,377	1,897	-	13,446
Translation differences	(1,439)	(8,839)	(1,573)	-	(11,851)
Balance, December 31, 2023	28,321	170,073	30,492	-	228,886
Depreciation	2,407	1,570	437	-	4,414
Translation differences	(52)	(286)	(53)	-	(391)
Balance, September 30, 2024	$30,676	$171,357	$30,876	-	$232,909

Net book value
At December 31, 2023	$5,843	$1,560	$2,122	$-	$9,525
At September 30, 2024	$3,438	$-	$1,686	$-	$5,124

*	Reclassified software development costs from Capital Work in Progress to Intangible Assets (Note 6) – Software (See Note 3)

During the nine months ended September 30, 2024, depreciation of $891 (2023 - $1,095) related to computer and equipment is included in cost of revenue.

As of December 31, 2023 the Company’s Capital work in progress relates to the ongoing investment in the future medical cannabis cultivation facility in Moshav Kochav Michael, Israel which includes permits and design.

The Company considered indicators of impairment at December 31, 2023. The Company recorded impairment loss during the year ended December 31, 2023 for the capital work in progress.

The impairment for the capital work in progress was done mainly because of recent medical cannabis legislation changes in Israel that have materially affected the value of this asset.

FEMTO TECHNOLOGIES INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended September 30, 2024

(Expressed in Canadian dollars)

(Unaudited)

NOTE 8 – TRADE PAYABLES AND ACCRUED LIABILITIES

	September 30, 2024	December 31, 2023
Trades payables	$306,389	$157,705
VAT, income and dividend taxes payable	6,840	28,027
Salaries payable	39,443	72,783
	$352,672	$258,515

NOTE 9– RELATED PARTY TRANSACTIONS BALANCES

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of members of the Company’s Board of Directors and corporate officers. The remuneration of directors and key management personnel, not including normal employee compensation, made during the nine months ended September 30, 2024 and the nine months ended September 30, 2023 is set out below:

	September 30, 2024	September 30, 2023
salary (cost of sales)	288,111	169,905
consulting (research and development)	92,095	-
salary (intangible asset – software)	-	138,667
consulting (professional fees)	122,915	164,568
salary (general and administrative expenses)	1,237,919	476,037
Share based payments	2,858,303	-
	$4,599,343	$949,177

As at September 30, 2024, $840 was owed from shareholders of the company (December 31, 2023– $843). Amounts owed were recorded in amounts receivable are non-interest bearing and unsecured.

As at September 30, 2024, $247,625 was owed to directors of the Company (December 31, 2023– $450,048). Amounts due were recorded in current liabilities are non-interest bearing and unsecured.

NOTE 10 – LONG TERM LOAN

During the year ended December 31, 2020, the Company secured a term loan with a principal amount of $184,352 (NIS 500,000) from an Israeli bank. The loan bears interest at the rate of 3.14% per annum and matures on September 18, 2025. The loan is subject to 48 monthly payments commencing October 18, 2021. $9,218 (NIS 25,000) was deposited in the bank as security for the loan.

FEMTO TECHNOLOGIES INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended September 30, 2024

(Expressed in Canadian dollars)

(Unaudited)

NOTE 10 – LONG TERM LOAN (continued)

The activities of the long term loan during the nine month ended September 30, 2024 are as follows:

	September 30, 2024	December 31, 2023
Balance, opening	$85,107	$135,971
Repayments	(35,245)	(43,350)
Interest expense, accrued	3,950	3,333
Translation difference	(3,926)	(8,847)
Balance, ending	49,886	85,107
Less:
Long term loan – current portion	49,886	46,680
Long term loan	$-	$38,427

The undiscounted repayments for each of the next two years and in the aggregate are:

Year ended	Amount
December 31, 2024	$12,097
December 31, 2025	37,789
$49,886

NOTE 11 – DERIVATIVE WARRANTS LIABILITIES

a.	On December 21, 2023, the Company issued 2,884,616 warrants (183,414 warrants at an exercise price of US $8.1782 post reverse splits) in connection with its December 2023 Registered direct public offering (“December 2023 Warrants”). The warrant includes a cashless exercise provision and repricing adjustments for offerings at a price lower than the existing exercise price of the warrants, stock splits, reclassifications, subdivisions, and other similar transactions and also the exercise price of the warrant is not denominated in the functional currency of the Company, therefore, these warrants were recorded at their fair value as a derivative liability at the time of the grant and revalued at the end of each reporting period.

On March 27, 2024, following the March 2024 Public offering, which included the offering of subordinate voting shares at a price lower than the exercise price of the December 2023 Warrants, the exercise price of the December 2023 Warrants was reduced to US $1.3643, and each December 2023 Warrant became convertible into 72.42 subordinate voting shares of the Company.

On August 27, 2024, following the 1:17 reverse stock split, the exercise price of the December 2023 Warrants was reduced to $8.1782, and each December 2023 warrant became convertible into 31.7 subordinate voting shares of the Company.

b.	On March 14, 2024, the Company issued 134,166,665 Series A Warrants (41,538 A warrants post reverse splits) and 268,333,330 Series B Warrants (83,075 B warrants post reverse splits) in connection with its March 2024 public offering (“March 2024 A Warrants and B Warrants”). The warrants include a cashless exercise provision and repricing adjustments for offerings at a price lower than the existing exercise price of the warrants, stock splits, reclassifications, subdivisions, and other similar transactions and also the exercise price of the warrant is not denominated in the functional currency of the Company, therefore, these warrants were recorded at their fair value as a derivative liability at the time of the grant and revalued at the end of each reporting period.

FEMTO TECHNOLOGIES INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended September 30, 2024

(Expressed in Canadian dollars)

(Unaudited)

NOTE 11 – DERIVATIVE WARRANTS LIABILITIES (continued)

On March 27, 2024, following the 1:190 reverse stock split, the exercise price of the March 2024 A Warrants and B Warrants was reduced to $1.3643, and each B warrant became convertible into 14.21 subordinate voting shares of the Company.

On August 27, 2024, following the 1:17 reverse stock split, the exercise price of the March 2024 A Warrants and B Warrants was reduced to $8.1782, and each B warrant became convertible into 31.7 subordinate voting shares of the Company.

c.	During the period ended September 30, 2024, the Company recorded a loss on the revaluation of the total derivative liabilities of $21,887,227, in the consolidated statements of Operations and Comprehensive Loss.

d.	The Company engaged an outside valuation company to calculate the fair value of the derivative warrants based on the Monte Carlo simulation model with the following assumptions:

September 30, 2024
Share Price	US $ 8.0143
Exercise Price	US $ 8.1782
Expected life	1.96- 4.45 years
Risk-free interest rate	3.57%
Dividend yield	0.00%
Expected volatility	80%
Early exercise threshold	US $ 12.2673

The following table presents the changes in the warrant liability during the period:

Balance as of December 31, 2023	$958,146
Issuance of March 2024 warrants	35,921,315
Changes in fair value of warrants	(6,583,542)

Balance as of September 30, 2024	$30,295,919

FEMTO TECHNOLOGIES INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended September 30, 2024

(Expressed in Canadian dollars)

(Unaudited)

NOTE 12 – EMPLOYEE BENEFITS

The severance pay liability constitutes a defined benefit plan and was calculated using actuarial assumptions. In measuring the present value of the defined benefit obligation and the current service costs the projected unit credit method was used.

Plan assets (liability)

Information on the Company’s defined benefit pension plans and other defined benefit plans, in aggregate, is summarized as follows:

	September 30, 2024	December 31, 2023
Defined benefit plan liabilities	$(98,868)	$(91,533)
Less: fair value of plan assets or asset ceiling	-	-
	$(98,868)	$(91,533)

Changes in the present value of the defined benefit plan liability

The following are the continuities of the fair value of plan assets and the present value of the defined benefit plan obligations:

	September 30, 2024	December 31, 2023
Balance, opening	$(91,533)	$(86,016)
Recognized in profit this year:
Interest costs	(3,494)	(4,638)
Current service cost	(4,414)	(5,860)
Recognized in other comprehensive profit:
Actuary loss for change of assumptions	365	485
Translation differences	208	4,496
Balance, ending	$(98,868)	$(91,533)

The actual amount paid may vary from the estimate based on actuarial valuations being completed, investment performance, volatility in discount rates, regulatory requirements and other factors.

Major assumptions in determining the defined benefit plan liability

The principal actuarial assumptions used in calculating the Company’s defined benefit plan obligations and net defined benefit plan cost for the year were as follows (expressed as weighted averages):

	September 30, 2024	December 31, 2023
Capitalization rate	3.15%	3.15%
Salary growth rate	0%	0%
Retirement rate	5%	5%

FEMTO TECHNOLOGIES INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended September 30, 2024

(Expressed in Canadian dollars)

(Unaudited)

NOTE 13 – SHARE CAPITAL

Authorized

Unlimited number of subordinate voting shares without par value.

75,000 Enhanced voting preference shares (4,412 post reverse split) without par value. Each Enhanced voting preference share carries the right to 50 votes.

Issued

As at September 30, 2024, 655,369 subordinate voting shares and 4,412 enhanced voting preference shares were issued and outstanding.

During the nine months ended September 30, 2024

On January 4, 2024, the Company issued 17,915 subordinate voting shares (6 subordinate voting shares post reverse splits) to two directors following the vesting of RSU’s with a fair value of $2.99, for a compensation amount of $53,568.

On January 10, 2024, the Company granted 410,000 RSUs (127 RSUs post reverse split) to five directors of the Company, the RSUs will vest over 4 months and a day.

On January 16, 2024, the Company granted 60,000 RSUs (19 RSUs post reverse split) to a consultant of the Company, the RSUs will vest over 4 months and a day.

On February 5, 2024, the Company granted 39,753 RSUs (12 RSUs post reverse split) to a consultant of the Company, the RSUs will vest over 4 months and a day.

On March 5, 2024, the Company granted 60,083 RSUs (19 RSUs post reverse split) to a consultant of the Company, the RSUs will vest over 4 months and a day.

On March 14, 2024 the Company announced the closing of an underwritten public offering with gross proceeds to the Company of approximately US$7.0 million, before deducting underwriting discounts and other estimated expenses paid by the Company. The offering was for sale of 116,666,667 units (36,120 units post reverse split), each consisting of one subordinate voting share or pre-funded warrant, one series A warrants and two series B warrants. The offering price was US$0.06 per unit.

On April 5, 2024, the Company issued 95 subordinate voting shares (6 subordinate voting shares post reverse split) to two directors following the vesting of RSU’s with a fair value of $2.99 for a compensation amount of $53,568.

On April 5, 2024, the Company granted 1,180,000 RSUs (69,412 RSUs post reverse split) to directors and consultants of the Company, the RSUs vested immediately, and 1,180,000 subordinate voting shares (69,412 subordinate voting shares post reverse split) were issued on April 8, 2024 with a fair value of $1.39 for a compensation amount of $1,645,287.

On April 9, 2024, the Company granted 100,000 RSUs (5,882 RSUs post reverse split) to a consultant of the Company, the RSUs vested immediately, and 100,000 subordinate voting shares (5,882 subordinate voting shares post reverse split) were issued with a fair value of $1.44 for a compensation amount of $143,927.

FEMTO TECHNOLOGIES INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended September 30, 2024

(Expressed in Canadian dollars)

(Unaudited)

NOTE 13 – SHARE CAPITAL (continued)

On May 27, 2024, pursuant to a Settlement Agreement Dated May 27, 2024 (the “Settlement Agreement”), the Company issued 450,000 subordinate voting shares (26,471 subordinate voting shares post reverse split) (valued at US$400,500) in settlement of a dispute with the co-owner of a farm following the Company’s decision to suspend the construction of a cannabis farm on that property. Under the Settlement Agreement, the shares are to be held in escrow by the Company until the earlier of (a) the third anniversary of the Settlement Agreement, or (b) the date on which the Company’s board of directors resolves not to construct the cannabis farm. The number of shares to be released is subject to adjustment in the event that the market price of the Company’s subordinate voting shares is lower than US$15.13 per share on the date of release.

On June 14, 2024, the Company issued 1,238,525 subordinate voting shares (72,854 subordinate voting shares post reverse split) to three directors following the vesting of RSU’s with a fair value of $0.97, for a compensation amount of $1,205,315.

On June 19, 2024, the Company issued 23,543 subordinate voting shares (1,385 subordinate voting shares post reverse split) to directors and consultants of the Company following the vesting of RSU’s with a fair value of $0.96, for a compensation amount of $22,657.

On July 16, 2024, the Company issued 28,000 subordinate voting shares (1,647 subordinate voting shares post reverse split) to a consultant following the vesting of RSU’s.

On September 20, 2024, the Company issued 75,000 enhanced voting preference shares (4,412 enhanced voting preference shares post reverse split) to its Chief Executive Officer. This new class of shares (enhanced voting preference shares) was created and the shares issued as approved by the Company’s shareholders on August 1, 2024.

As of September 30, 2024, the Company issued 614,109 subordinate voting shares (36,124 subordinate voting shares post reverse split ) following the closing of the underwritten public offering on March 14, 2024 as well as 7,020,384 subordinate voting shares (412,964 subordinate voting shares post reverse split ) following the cashless exercise of A warrants , 172,766 subordinate voting shares (10,163 subordinate voting shares post reverse split ) following the exercise of B warrants at an exercise price of US$1.3643 per subordinate voting share and 5,299 subordinate voting shares following the exercise of B warrants at an exercise price of US$8.1782 per subordinate voting share.

During the nine months ended September 30, 2023

On January 3, 2023, the Company issued 6,727 subordinate voting shares (2 subordinate voting shares post reverse splits) to two directors following the vesting of RSU’s.

On April 4, 2023, the Company issued 6,727 subordinate voting shares (2 subordinate voting shares post reverse splits) to two directors following the vesting of RSU’s.

On April 27, 2023, the Company granted 43,847 RSU’s (14 RSU’s post reverse splits) to two directors, the RSUs will vest over one year.

On July 4, 2023, the Company issued 10,961 subordinate voting shares (3 subordinate voting shares post reverse splits) to two directors following the vesting of RSU’s.

On July 19, 2023 the Company issued 1,733,334 subordinate voting shares (537 subordinate voting shares post reverse splits) at a price of US$1.50 per share following the closing of an underwritten public offering with gross proceeds to the Company of approximately US$2.6 million, before deducting underwriting discounts and other estimated expenses paid by the Company.

FEMTO TECHNOLOGIES INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended September 30, 2024

(Expressed in Canadian dollars)

(Unaudited)

NOTE 13 – SHARE CAPITAL (continued)

On August 8, 2023, the Company granted 27,819 RSU’s (9 RSU’s post reverse splits) to two directors, the RSUs will vest over one year.

Stock options

The Company has a stock option plan to grant incentive stock options to directors, officers, employees and consultants. Under the plan, the aggregate number of subordinate voting shares that may be subject to option at any one time may not exceed 10% of the issued subordinate voting shares of the Company as of that date, including options granted prior to the adoption of the plan. The exercise price of these options is not less than the Company’s closing market price on the day prior to the grant of the options less the applicable discount permitted by the CSE. Options granted may not exceed a term of five years.

A summary of the stock options outstanding for the nine months ended September 30, 2024 are summarized as follows:

	Number of Options	Weighted Average Exercise Price
Outstanding at January 1, 2023	190	4,554.3
Granted during the period	31	6,847.6
Exercised during the period	-	-

Outstanding at December 31, 2023	221	$4,877.3
Granted during the period	201	1,711.9
Cancelled during the period	(376)	3,451

Outstanding at September 30, 2024	46	2,648.6
Exercisable at September 30, 2024	46	$2,648.6

Additional information regarding stock options outstanding as of September 30, 2024, is as follows:

Outstanding		Exercisable
Number of stock options	Weighted average remaining contractual life (years)	Weighted Average Exercise Price	Number of stock options	Weighted Average Exercise Price

46	1.50	$2,648.6	46	$2,648.6

46	1.50	$2,648.6	46	$2,648.6

FEMTO TECHNOLOGIES INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended September 30, 2024

(Expressed in Canadian dollars)

(Unaudited)

NOTE 13 – SHARE CAPITAL (continued)

Details of the fair value of options granted and the assumptions used in the Black-Scholes option pricing model are as follows:

	2024	2023
Weighted average fair value of options granted	$0.57	$1.61
Risk-free interest rate	3.4%	3.76%
Estimated life (in years)	5	5
Expected volatility	108.75%	100.64%
Expected dividend yield	0%	0%

On January 10, 2024, the Company cancelled 565,000 stock options (175 stock options post reverse splits) that were previously granted to 4 directors of the Company.

On January 16, 2024, the Company granted 650,000 stock options (201 stock options post reverse splits) to a consultant of the Company, the stock options vest as follows: 150,000 on the date of the grant (46 post reverse splits) and 100,000 every month thereafter (31 post reverse splits) every month thereafter. On June 30, 2024 the Company cancelled the 650,000 stock options (201 stock options post reverse splits) that were previously granted to that consultant.

NOTE 14 – REVENUE AND DEFERRED REVENUE

	September 30, 2024	September 30, 2023
Software development	$592,016	$584,037
Software license	148,193	201,562
Software supports	30,321	38,464
Cloud hosting	37,659	41,237
Others	8,344	8,440
	$816,533	$873,740

The Company recognized revenues from contracts with customers in accordance with the following timing under IFRS 15:

	September 30, 2024	September 30, 2023
Revenue recognized over time	$668,340	$672,178
Revenue recognized at a point of time	148,193	201,562
	$816,533	$873,740

Deferred revenue represents contract liabilities for customer payments received related to services yet to be provided subsequent to the reporting date. Significant changes in deferred revenue are as follows:

	September 30, 2024	December 31, 2023
Deferred revenue, beginning	$131,794	$219,068
Customer payments received attributable to contract liabilities for unearned revenue	22,715	158,711
Revenue recognized from fulfilling contract liabilities	131,699	245,985
Deferred revenue, ending	$22,810	$131,794

FEMTO TECHNOLOGIES INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended September 30, 2024

(Expressed in Canadian dollars)

(Unaudited)

NOTE 14 – REVENUE AND DEFERRED REVENUE (continued)

The Company derives significant revenues from one customer, which exceeds 10% of total revenues. Revenues earned from that customer were 72% of total revenues for the period ended September 30, 2024 (Nine months ended September 30, 2023 – 82%)

NOTE 15 – COST OF REVENUE

Cost of revenue incurred are comprised of the following:

	September 30, 2024	September 30, 2023
Salaries and benefits	$565,206	$385,072
Subcontractors	136,690	-
Software and other	28,265	32,306
Depreciation	891	1,095
	$731,052	$418,473

NOTE 16 – SUBSEQUENT EVENTS

On October 21, 2024, the Company effected a one (1) for seventeen (17) reverse stock split of its outstanding enhanced voting preference shares.

All enhanced voting preference shares information in these consolidated financial statements have been restated to reflect the reverse stock split on a retroactive basis.

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